UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

+65 91821823

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

On February 13, 2026, at 11:00 a.m., Singapore Time (February 12, 2025, at 10:00 p.m. Eastern Time), NETCLASS TECHNOLOGY INC held an extraordinary general meeting (the “Extraordinay General Meeting”) of shareholders of Class A ordinary shares, of par value $0.00025 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, of par value $0.00025 per share (the “Class B Ordinary Shares”) at the principal office of the Company located at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, 089507.

As of the record date of January 16, 2026 (the “Record Date”), there were 19,992,031 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to fifty (50) votes for each Class B Ordinary Share held for each of the proposals.

Holders of 9,288,341 Class A Ordinary Shares and holders of 2,000,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Extraordinary General Meeting, representing approximately 46.5% of the 19,992,031 outstanding Class A Ordinary Shares and 100% of the 2,000,000 outstanding Class B Ordinary Shares, representing 91.1% of the total voting power as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the Extraordinary General Meeting as of the Record Date. All matters voted on at the Extraordinary General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

	Votes For	Votes Against	Votes Abstain
Proposal 1: By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$50,000 divided into 200,000,000 ordinary shares of a par value of US$0.00025 each, comprising (a) 190,000,000 class A ordinary shares of a par value of US$0.00025 each (the “Class A Ordinary Shares”) and (b) 10,000,000 class B ordinary shares of a par value of US$0.00025 each (the “Class B Ordinary Shares”), to US$10,000,000 divided into 40,000,000,000 ordinary shares of a par value of US$0.00025 each, comprising (a) 38,000,000,000 Class A Ordinary Shares of a par value of US$0.00025 each and (b) 2,000,000,000 Class B Ordinary Shares of a par value of US$0.00025 each, with immediate effect (the “Share Capital Increase”).	109,231,657	55,325	1,360
Proposal 2: By a special resolution, subject to approval by the shareholders of Proposal One, and entirely conditional upon the effectiveness of the Share Capital Increase, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association (the “Third Amended and Restated M&A”), annexed hereto as Annex A, to reflect the Share Capital Increase, with immediate effect (the “Adoption of the Third Amended and Restated M&A”).	109,231,909	55,072	1,360

Proposal 3: By an ordinary resolution, to (a) implement one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares of a par value of US$0.00025 each and Class B Ordinary Shares of a par value of US$0.00025 each, at any one time or multiple times during a period of up to two (2) years of the date of the EGM, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 2000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.	109,242,415	43,210	2,716
Proposal 4: By a special resolution, subject to approval by the shareholders of Proposal Three, and entirely conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the Company adopt an amended and restated memorandum and articles of association (the “New M&A”) in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the implementation of such Share Consolidation, to solely reflect such Share Consolidation, so long as it is implemented within two (2) years after the conclusion of the EGM (the “Adoption of New M&A upon Each Share Consolidation”).	109,242,133	43,444	2,764

Proposal 5: By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, Adoption of the Third Amended and Restated M&A, the Share Consolidations, the Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

	109,242,667	42,910	2,764
Proposal 6: By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Five (the “Adjournment”).	109,243,570	42,007	2,764

A copy of the Third Amended and Restated Memorandum of Association is filed as Exhibit 3.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: February 17, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer